UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (Registration No. 333-284195) and Form S-8 (Registration Nos. 333-271941 and 333-266333).

Acceleration Notice under Convertible and Non-Convertible Note Purchase Agreements

On November 10, 2025, Bioceres Crop Solutions Corp. (the “Company”) received a Declaration of Acceleration of Notes (“Acceleration Notice”) from (i) Jasper Lake Ventures One LLC (“Jasper Lake”), Liminality Partners, LP and Redwood Enhanced Income Corp, in their respective capacities as holders (collectively, the “Convertible Noteholders”) of notes issued and outstanding under that certain Note Purchase Agreement dated August 5, 2022 (as amended by the First Amendment to Note Purchase Agreement dated June 18, 2025) (the “Convertible Note Purchase Agreement”) by and among the Company, as issuer, the Convertible Noteholders, as purchasers, and Wilmington Savings Fund, FSB, as collateral agent and (ii) Solel-Bioceres SPV, L.P., in its capacity as holder (the “Non-Convertible Noteholder”) of notes issued under that certain Note Purchase Agreement dated August 5, 2022 (as amended by the First Amendment to Note Purchase Agreement dated June 18, 2025) (the “Non-Convertible Note Purchase Agreement”) by and among the Company, as issuer, the Non-Convertible Noteholder, as purchaser, and Agent, as collateral agent. The Acceleration Notice alleges that defaults occurred under the Convertible Note Purchase Agreement and Non-Convertible Note Purchase Agreement, and such defaults remain uncured and were continuing as of the date of the Acceleration Notice.

On November 11, 2025, the Convertible Noteholders and the Non-Convertible Noteholder commenced a lawsuit against the Company and certain of its subsidiaries and affiliates for the payment in full of the amounts due under the Convertible Note Purchase Agreement and Non-Convertible Note Purchase Agreement, captioned Jasper Lake Ventures One LLC, Redwood Enhanced Income Corp., Liminality Partners LP and Solel-Bioceres SPV, LP vs. Bioceres Crop Solutions Corp., et al in the Supreme Court of the State of New York, County of New York (the “Proceeding”).

The Company disputes the allegations and the purported effect of the Acceleration Notice (as well as any prior notices from the Convertible Noteholders and Non-Convertible Noteholder). The Company also disputes the alleged facts asserted by the Convertible Noteholders and the Non-Convertible Noteholder in the Proceeding, and intends to vigorously defend its position in the Proceeding. Moreover, the Company expressly reserves all rights against the Convertible Noteholders and Non-Convertible Noteholder, including Jasper Lake.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: November 12, 2025	By:	/s/ Federico Trucco
	Name:	Federico Trucco
	Title:	Chief Executive Officer